                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K


          [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1996


                                       OR


          [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                For the transition period from           to
                                               ---------    --------

                         Commission file number: 1-8247


               A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       SCHULLER INTERNATIONAL HOURLY EMPLOYEES THRIFT PLAN


               B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Johns Manville Corporation
                       717 17th Street
                       Denver, Colorado  80202

              SCHULLER INTERNATIONAL HOURLY EMPLOYEES THRIFT PLAN
                             ---------------------



                    REPORT ON AUDIT OF FINANCIAL STATEMENTS

                    as of December 31, 1996 and 1995 and for
                        the Year Ended December 31, 1996

              SCHULLER INTERNATIONAL HOURLY EMPLOYEES THRIFT PLAN
            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                             ---------------------




                                                               Pages
                                                               -----
Report of Independent Accountants                                  2

Financial Statements:

      Statements of Net Assets Available for Benefits with
           Fund Information at December 31, 1996 and 1995      3 - 6

      Statement of Changes in Net Assets Available for
           Benefits with Fund Information for the Year
           Ended December 31, 1996                             7 - 8

      Notes to Financial Statements                           9 - 15

Supplemental Schedules:

      Schedule of Assets Held for Investment Purposes
            (Item 27a Form 5500)                                  16

      Schedule of Reportable Transactions
           (Item 27d Form 5500)                                   17



                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Compensation Committee of the
  Board of Directors of Johns Manville Corporation:

We have audited the accompanying statements of net assets available for benefits of the Schuller International Hourly Employees Thrift Plan ("Plan") as of December 31, 1996 and 1995 and the statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Schuller International Hourly Employees Thrift Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Supplemental Schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ COOPERS & LYBRAND L.L.P.
------------------------------
    COOPERS & LYBRAND L.L.P.


Denver, Colorado
June 20, 1997

              SCHULLER INTERNATIONAL HOURLY EMPLOYEES THRIFT PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           December 31, 1996 and 1995



                                             Retirement
                                             Government
                                               Money                                                                  International
                                               Market       Asset    Disciplined     Value      Magellan       OTC     Growth and
            1996                              Portfolio    Manager   Equity Fund     Fund         Fund      Portfolio  Income Fund
            ----                              ---------    -------   -----------     ----         ----      ---------  -----------
          ASSETS
Investments (Notes 2, 3 and 4):
  Commingled funds, at market value:
    Retirement Government Money
      Market Portfolio (cost $1,845,612)     $1,845,612
    Asset Manager (cost $1,989,101)                      $2,149,838
    Disciplined Equity (cost $1,905,090)                             $2,095,402
    Value Fund (cost $1,185,851)                                                  $1,272,428
    Magellan Fund (cost $4,056,757)                                                             $4,368,788
    OTC Portfolio (cost $894,115)                                                                            $1,000,382
    International Growth and
      Income Fund (cost $767,847)                                                                                        $836,469
    Short-Term Bond Fund (cost $1,075,534)

  Loans to Plan members, at cost

Due from associated funds                         6,208       7,136       5,619        3,515        13,005        3,533     2,623

Contributions receivable:
    Plan members                                 14,528      16,259      14,512       11,542        33,055        9,169     7,741
    Company                                       2,503       2,680       2,256        1,789         5,337        1,409     1,545

Accrued income receivable
  (Note 2)
                                             ----------  ----------  ----------   ----------    ----------   ----------  --------

    Total assets                              1,868,851   2,175,913   2,117,789    1,289,274     4,420,185    1,014,493   848,378

       LIABILITIES

Payable to associated funds                  ----------  ----------  ----------   ----------    ----------   ----------  --------


Net assets available for benefits            $1,868,851  $2,175,913  $2,117,789   $1,289,274    $4,420,185   $1,014,493  $848,378
                                             ==========  ==========  ==========   ==========    ==========   ==========  ========



  The accompanying notes are an integral part of these financial statements.

              SCHULLER INTERNATIONAL HOURLY EMPLOYEES THRIFT PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           December 31, 1996 and 1995







                                                    Short-Term          Loan          Combined
           1996 (Continued)                         Bond Fund          Account          Total
           ----                                     ---------          -------          -----
          ASSETS

Investments (Notes 2, 3 and 4):
   Commingled funds, at market value:
     Retirement Government Money
       Market Portfolio (cost $1,845,612)                                          $ 1,845,612
     Asset Manager (cost $1,989,101)                                                 2,149,838
     Disciplined Equity (cost $1,905,090)                                            2,095,402
     Value Fund (cost $1,185,851)                                                    1,272,428
     Magellan Fund (cost $4,056,757)                                                 4,368,788
     OTC Portfolio (cost $894,115)                                                   1,000,382
     International Growth and
       Income Fund (cost $767,847)                                                     836,469
     Short-Term Bond Fund (cost $1,075,534)         $1,063,806                       1,063,806

   Loans to Plan members, at cost                                    $1,105,376      1,105,376

Due from associated funds                                4,740                          46,379

Contributions receivable:
     Plan members                                        7,819                         114,625
     Company                                             1,374                          18,893

Accrued income receivable
   (Note 2)                                                               7,716          7,716
                                                    ----------       ----------     ----------

     Total assets                                    1,077,739        1,113,092     15,925,714

        LIABILITIES

Payable to associated funds                                              46,379         46,379
                                                    ----------       ----------    -----------

Net assets available for benefits                   $1,077,739       $1,066,713    $15,879,335
                                                    ==========       ==========    ===========

  The accompanying notes are an integral part of these financial statements.

              SCHULLER INTERNATIONAL HOURLY EMPLOYEES THRIFT PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           December 31, 1996 and 1995


                                               Retirement
                                               Government
                                                 Money          Managed
                                                Market          Income            Asset        Disciplined       Value
          1995                                 Portfolio       Portfolio         Manager       Equity Fund        Fund
          ----                                 ---------       ---------         -------       -----------        ----
          ASSETS

Investments (Notes 2, 3 and 4):
   Commingled funds, at market value:
     Retirement Government Money
       Market Portfolio (cost $1,061,473)      $1,061,473
     Managed Income Portfolio
       (cost $944,449)                                        $  944,449
     Asset Manager (cost $1,452,585)                                           $1,573,063
     Disciplined Equity (cost $1,437,155)                                                      $1,542,081
     Value Fund (cost $753,867)                                                                                 $  849,941
     Magellan Fund (cost $2,834,053)
     OTC Portfolio (cost $460,105)
     International Growth and
       Income Fund (cost $573,962)

   RVW Stock Pool (cost $5,690)

   Loans to Plan members, at cost

Due from associated funds                           2,424          4,154            4,153           3,173            1,832

Contributions receivable:
     Plan members                                  11,650          9,203           16,982          13,866            8,693
     Company                                        1,823          1,348            2,297           1,857            1,191

Accrued income receivable (Note 2)
                                               ----------     ----------       ----------      ----------       ----------

     Total assets                               1,077,370        959,154        1,596,495       1,560,977          861,657

        LIABILITIES

Payable to associated funds
                                               ----------     ----------       ----------      ----------       ----------


Net assets available for benefits              $1,077,370     $  959,154       $1,596,495      $1,560,977       $  861,657
                                               ==========     ==========       ==========      ==========       ==========




                                                                            International
                                              Magellan          OTC         Growth and
          1995                                  Fund          Portfolio     Income Fund
          ----                                  ----          ---------     -----------
          ASSETS

Investments (Notes 2, 3 and 4):
   Commingled funds, at market value:
     Retirement Government Money
       Market Portfolio (cost $1,061,473)
     Managed Income Portfolio
       (cost $944,449)
     Asset Manager (cost $1,452,585)
     Disciplined Equity (cost $1,437,155)
     Value Fund (cost $753,867)
     Magellan Fund (cost $2,834,053)         $3,311,967
     OTC Portfolio (cost $460,105)                           $  531,823
     International Growth and
       Income Fund (cost $573,962)                                          $  589,528

   RVW Stock Pool (cost $5,690)

   Loans to Plan members, at cost

Due from associated funds                         7,198             906          2,136

Contributions receivable:
     Plan members                                33,261           5,401          7,361
     Company                                      4,647             759          1,266

Accrued income receivable (Note 2)
                                             ----------      ----------     ----------

     Total assets                             3,357,073         538,889        600,291

        LIABILITIES

Payable to associated funds
                                             ----------      ----------     ----------


Net assets available for benefits            $3,357,073      $  538,889     $  600,291
                                             ==========      ==========     ==========


  The accompanying notes are an integral part of these financial statements.

              SCHULLER INTERNATIONAL HOURLY EMPLOYEES THRIFT PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           December 31, 1996 and 1995


                                               RVW
                                              Stock      Loan      Combined
           1995 (Continued)                    Pool    Account       Total
           ----                                ----    -------       -----
          ASSETS

Investments (Notes 2, 3 and 4):
   Commingled funds, at market value:
     Retirement Government Money
       Market Portfolio (cost $1,061,473)                        $ 1,061,473
     Managed Income Portfolio
       (cost $944,449)                                               944,449
     Asset Manager (cost $1,452,585)                               1,573,063
     Disciplined Equity (cost $1,437,155)                          1,542,081
     Value Fund (cost $753,867)                                      849,941
     Magellan Fund (cost $2,834,053)                               3,311,967
     OTC Portfolio (cost $460,105)                                   531,823
     International Growth and
       Income Fund (cost $573,962)                                   589,528

   RVW Stock Pool (cost $5,690)              $7,843                    7,843

   Loans to Plan members, at cost                     $646,896       646,896

Due from associated funds                                             25,976

Contributions receivable:
     Plan members                                                    106,417
     Company                                                          15,188

Accrued income receivable
   (Note 2)                                              4,260         4,260
                                             ------   --------   -----------

     Total assets                             7,843    651,156    11,210,905

        LIABILITIES

Payable to associated funds                             25,976        25,976
                                             ------   --------   -----------

Net assets available for benefits            $7,843   $625,180   $11,184,929
                                             ======   ========   ===========



  The accompanying notes are an integral part of these financial statements.

              SCHULLER INTERNATIONAL HOURLY EMPLOYEES THRIFT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                     for the Year Ended December 31, 1996



                                Retirement
                                Government       Managed
                                  Money          Income            Asset          Disciplined
           1996                  Market         Portfolio         Manager         Equity Fund
           ----                  ------         ---------         -------         -----------

Investment Income:
   Dividend income                             $     9,749       $  162,909       $  150,864
   Interest income           $    70,851
   Net appreciation
     (depreciation) in
     fair value of
     investments (Note 2)                                            65,264          111,317
                              ----------        ----------       ----------       ----------

Total investment income           70,851             9,749          228,173          262,181
                              ----------        ----------       ----------       ----------
Contributions (Note 5):
   By Plan members               385,059            30,428          470,746          399,670
   By the Company                 63,031             4,674           70,830           59,076
                              ----------        ----------       ----------       ----------
                                 448,090            35,102          541,576          458,746
                              ----------        ----------       ----------       ----------

Transfers into fund from
   associated funds            1,223,309           174,661          152,441          215,840
                              ----------        ----------       ----------       ----------

Transfers out of fund to
   associated funds             (874,261)       (1,171,091)        (292,658)        (333,911)
                              ----------        ----------       ----------       ----------

Withdrawals and forfeitures
  (Note 6)                       (72,459)           (7,135)         (46,264)         (44,123)
                              ----------        ----------       ----------       ----------

Administrative expenses           (4,049)             (440)          (3,850)          (1,921)
                              ----------        ----------       ----------       ----------

Net increase (decrease)          791,481          (959,154)         579,418          556,812


Net assets available for
  benefits:

   Beginning of year           1,077,370           959,154        1,596,495        1,560,977
                              ----------        ----------       ----------       ----------

   End of year                $1,868,851        $        0       $2,175,913       $2,117,789
                              ==========        ==========       ==========       ==========

                                                                                International
                                Value            Magellan           OTC          Growth and
           1996                  Fund              Fund          Portfolio       Income Fund
           ----                  ----              ----          ---------       -----------

Investment Income:
   Dividend income            $  139,568        $  584,131       $  116,316        $  27,096
   Interest income
   Net appreciation
     (depreciation) in
     fair value of
     investments (Note 2)         34,511          (143,237)          47,680           60,381
                              ----------        ----------       ----------         --------

Total investment income          174,079           440,894          163,996           87,477
                              ----------        ----------       ----------         --------
Contributions (Note 5):
   By Plan members               295,301           943,712          204,802          212,637
   By the Company                 43,028           141,486           29,874           39,782
                              ----------        ----------       ----------         --------
                                 338,329         1,085,198          234,676          252,419
                              ----------        ----------       ----------         --------

Transfers into fund from
   associated funds              491,183           395,600          614,692           41,531
                              ----------        ----------       ----------         --------

Transfers out of fund to
   associated funds             (548,470)         (680,433)        (532,165)        (118,015)
                              ----------        ----------       ----------         --------

Withdrawals and forfeitures
  (Note 6)                       (27,234)         (176,027)          (5,480)         (15,099)
                              ----------        ----------       ----------         --------

Administrative expenses             (270)           (2,120)            (115)            (226)
                              ----------        ----------       ----------         --------

Net increase (decrease)          427,617         1,063,112          475,604          248,087

Net assets available for
  benefits:

   Beginning of year             861,657         3,357,073          538,889          600,291
                              ----------        ----------       ----------         --------

   End of year                $1,289,274        $4,420,185       $1,014,493         $848,378
                              ==========        ==========       ==========         ========


  The accompanying notes are an integral part of these financial statements.

               SCHULLER INTERNATIONAL HOURLY EMPLOYEES THRIFT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      for the Year Ended December 31, 1996



                                                                   RVW
                                                Short-Term        Stock       Loan            Combined
      1996 (Continued)                          Bond Fund          Pool       Account           Total
      ----                                      ---------          ----       -------         --------

Investment Income:
   Dividend income                             $   51,705                                    $ 1,242,338
   Interest income                                                           $   71,008          141,859
   Net appreciation (depreciation) in
     fair value of investments (Note 2)           (15,273)       $   458                         161,101
                                               ----------        -------     ----------      -----------

Total investment income                            36,432            458         71,008        1,545,298
                                               ----------        -------     ----------      -----------

Contributions (Note 5):
   By Plan members                                206,730                                      3,149,085
   By the Company                                  33,801                                        485,582
                                               ----------        -------     ----------      -----------

                                                  240,531                                      3,634,667
                                               ----------        -------     ----------      -----------

Transfers into fund from
   associated funds                             1,104,549                       845,078        5,258,884
                                               ----------        -------     ----------      -----------

Transfers out of fund to
   associated funds                              (238,659)        (8,245)      (460,976)      (5,258,884)
                                               ----------        -------     ----------      -----------

Withdrawals and forfeitures
  (Note 6)                                        (63,604)           (56)       (13,577)        (471,058)
                                               ----------        -------     ----------      -----------

Administrative expenses                            (1,510)                                       (14,501)
                                               ----------        -------     ----------      -----------

Net increase (decrease)                         1,077,739         (7,843)       441,533        4,694,406

Net assets available for benefits:

   Beginning of year                                               7,843        625,180       11,184,929
                                               ----------        -------     ----------      -----------

   End of year                                 $1,077,739        $     0     $1,066,713      $15,879,335
                                               ==========        =======     ==========      ===========


  The accompanying notes are an integral part of these financial statements.

              SCHULLER INTERNATIONAL HOURLY EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                            ----------------------



   1.  Plan Description:
       ----------------

     The Schuller International Hourly Employees Thrift Plan (the "Plan") provides eligible union hourly employees a convenient means for regular and systematic savings with several investment options. The Plan is offered as part of collective bargaining agreements between unions and Johns Manville International, Inc. (the "Company"), formerly Schuller International, Inc. Plan participants have the option of directing the investment of their contributions and related Company contributions into any one or a combination of separate funds. Fidelity Institutional Retirement Services Company ("Fidelity"), the trustee of the Plan's assets, administers, manages and reports the Plan's investment transactions. The Plan offers the following Fidelity funds as investment options: the Retirement Government Money Market Portfolio, Asset Manager, Disciplined Equity Fund, Value Fund, Magellan Fund, OTC Portfolio, the International Growth and Income Fund and the Short-Term Bond Fund. During 1996, the Managed Income Portfolio was eliminated and replaced with a new investment option, the Short-Term Bond Fund. Participant balances were transferred in their entirety. Summarized information regarding eligibility, vesting, contributions and benefits is provided in the Summary Plan Document.

     In addition to the funds described above, some participants at December 31, 1995 had investments in the RVW Stock Pool, which contained shares of stock of Riverwood International Corporation ("Riverwood"). Riverwood was an affiliate of the Company until a private group of investors acquired its remaining outstanding common stock during March 1996. At that time, the Plan's investments in the RVW Stock Pool were either liquidated or transferred to the Retirement Government Money Market Portfolio.

     The loan account holds loans made to eligible participants out of their vested account balances. Principal and interest payments are reinvested in the participant's investment funds (with the exception of the RVW Stock
     Pool) in accordance with the participant's investment election in effect at the time the payments are made.

     At December 31, 1996, there were a total of 1,562 employees participating in the Plan. They participated in one or more of the funds as follows: 431 in the Retirement Government Money Market Portfolio, 660 in the Asset Manager, 652 in the Disciplined Equity Fund, 479 in the Value Fund, 1,018 in the Magellan Fund, 391 in the OTC Portfolio, 411 in the International Growth and Income Fund, and 364 in the Short-Term Bond Fund. Additionally, 502 participants had loans outstanding through the loan account at December 31, 1996.

              SCHULLER INTERNATIONAL HOURLY EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                            ----------------------

2.   Summary of Significant Accounting Policies:
     -------------------------------------------

     Investments in the Fidelity funds are stated at current values based upon the following:


     Retirement Government        original cost plus accrued interest.
       Money Market Portfolio

     Managed Income Portfolio     contract value (original cost plus accrued
                                  interest and contributions less withdrawals.)

     Asset Manager                quotations obtained directly from mutual fund
                                  company.

     Disciplined Equity Fund      quotations obtained directly from mutual fund
                                  company.

     Value Fund                   quotations obtained directly from mutual fund
                                  company.

     Magellan Fund                quotations obtained directly from mutual fund
                                  company.

     OTC Portfolio                quotations obtained directly from mutual fund
                                  company.

     International Growth         quotations obtained directly from mutual fund
        and Income Fund           company.

     Short-Term Bond Fund         quotations obtained directly from mutual fund
                                  company.

     RVW Stock Pool               stock quotations obtained from the New York
                                  Stock Exchange.


     Transactions in the various funds are accounted for using the trade date. Realized gains or losses from such transactions are determined on the basis of average cost. Accrued income receivable on investments consists of dividends receivable based on the ex-dividend date and interest income receivable at December 31, 1996 and 1995.

     The Plan is exposed to credit risk in the event of nonperformance by the counterparties to financial instruments but has no off-balance-sheet credit risk of accounting loss. The Plan anticipates, however, that counterparties will be able to fully satisfy their obligations to the Plan. The Plan does not require collateral or other security to support investments with credit risk.

              SCHULLER INTERNATIONAL HOURLY EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                            ----------------------


2.   Summary of Significant Accounting Policies, continued:
     -------------------------------------------

     The Plan presents in the statement of changes in net assets available for benefits with fund information the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments, including derivative financial instruments (see Note 4).

     The preparation of the Plan's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements, including disclosures of contingent liabilities.

     Certain prior year information has been reclassified to conform with the current presentation format.

3.   Investments:
     ------------

     The number of shares and market value per share at December 31, were as follows:

                                                 1996               1995
                                                 ----               ----

     Retirement Government Money Market*
         Shares                                1,845,612          1,061,473
         Market value per share                    $1.00              $1.00

     Managed Income Portfolio
         Shares                                                     944,449
         Market value per share                                       $1.00

     Asset Manager*
         Shares                                  130,531             99,247
         Market value per share                   $16.47             $15.85

     Disciplined Equity Fund*
         Shares                                   95,073             74,713
         Market value per share                   $22.04             $20.65

     Value Fund*
         Shares                                   24,688             17,122
         Market value per share                   $51.54             $49.64

     Magellan Fund*
         Shares                                   54,170             38,520
         Market value per share                   $80.65             $85.98


              SCHULLER INTERNATIONAL HOURLY EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                            ----------------------

                                                    1996             1995
                                                    ----             ----
3.   Investments, continued:
     ------------

     OTC Portfolio*
         Shares                                     30,583          17,535
         Market value per share                     $32.71          $30.33

     International Growth and Income Fund*
         Shares                                     42,786          32,843
         Market value per share                     $19.55          $17.95

     Short-Term Bond Fund*
         Shares                                    121,996
         Market value per share                      $8.72

      RVW  Stock Pool
         Shares                                                        569
         Market value per share                                     $13.77

     Loan Account*
         Remaining principal balance, at cost   $1,105,376        $646,896
           (approximates market)



*Represents at least 5% of net assets available for benefits at December 31, 1996.

4.   Derivative Financial Instruments:
     ---------------------------------

     The Plan has only limited involvement with derivative financial instruments and does not use them for trading purposes.

     The fair value of derivatives utilized by the funds is determined as the amounts the Plan would receive or pay to terminate the contracts at the reporting date, taking into account the current unrealized gains or losses on open contracts. Market or dealer quotes are available for many derivatives; otherwise, pricing or valuation models are applied to current market information to estimate fair value.

     Investments in the Asset Manager Fund, the Magellan Fund and the International Growth and Income Fund occasionally include derivative financial instruments such as futures, forward, swap or option contracts.

     The primary objectives of investing in domestic equity futures are to remain fully invested as well as to maintain liquidity ("long positions"), and to hedge against equity price declines ("short positions"). Futures contracts are settled on a daily basis using funds set aside in separate accounts. Foreign exchange forward contracts are entered into to manage foreign currency exchange exposures and to hedge the funds' investments against currency fluctuations.

              SCHULLER INTERNATIONAL HOURLY EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                            ----------------------

4.   Derivative Financial Instruments, continued:
     ---------------------------------

     During 1996 and 1995, derivative investments comprised an immaterial portion of the total net assets available for benefits.

5.   Contributions, Eligibility and Vesting:
     ---------------------------------------

     Pre-tax Contributions - Eligible employees can contribute to the Plan through a reduction in wages on a pre-tax basis (a "401(k)" Plan), depending on each participating location's collective bargaining agreements.

     The Plan provides for two pre-tax contribution formulas, depending upon the participating location's collective bargaining agreement:

         Eligible employees at participating locations can contribute to the Plan, through a reduction in wages on a pre-tax basis, from 1% to 6% of wages (defined as regular fixed compensation plus commissions, bonuses, overtime pay and profit sharing distributions).

         OR

         Eligible employees at participating locations can contribute to the Plan, through a reduction in wages on a pre-tax basis, from 1% to 9% (8% for highly compensated employees) of wages (defined as regular fixed compensation plus commissions, bonuses, overtime pay and profit sharing distributions).

     After-tax Contributions - The Plan provides for two after tax contribution formulas:

         If the agreement sets forth the 1% to 6% pre-tax contribution, eligible employees can contribute to the Plan on an after-tax basis, from 1% to 10% of wages, regardless of whether or not the employee elected to make pre-tax contributions.

         OR

         If the agreement sets forth the 1% to 9% (8% for highly compensated employees) pre-tax contribution, eligible employees can contribute to the Plan, on an after-tax basis, from 1% to 7% of wages, regardless of whether or not the employee elected to make pre-tax contributions.

     Company Contributions - The Company contribution is based upon fixed matches on the first 6% of pre-tax contributions, also pursuant to collective bargaining agreements. Voluntary after-tax contributions and rollover contributions are not matched by the Company. The Company's annual contribution made on behalf of any employee is subject to certain maximums as specified in the Plan and regulated by the Internal Revenue Service.

              SCHULLER INTERNATIONAL HOURLY EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                            ----------------------

5.   Contributions, Eligibility and Vesting, continued:
     ---------------------------------------

     Eligibility - Full-time union hourly employees may become participants of the Plan upon completing one year of service or immediately upon reemployment if previously an eligible employee. If the employee is not a regular full-time employee, such employee becomes eligible to participate after completing at least 1,000 hours and one year of service.

     Vesting - Employee contributions and earnings thereon vest to the participant immediately. Company contributions and the earnings thereon vest to the participant with the earlier of five years service or three years participation in the Plan.

6.   Withdrawals and Forfeitures and Loans:
     --------------------------------------

     Rollover contributions which have been in the Plan at least 24 months and all vested amounts (except those relating to participant pre-tax contributions and earnings thereon) may be withdrawn by the participant at any time. Employee pre-tax contributions and earnings thereon may not be withdrawn until the participant attains age 59-1/2 or furnishes satisfactory proof of financial hardship.

     If a participant's employment is terminated for reasons other than death, disability or retirement, the participant forfeits any unvested Company contributions and applicable earnings. Participants with vested balances of at least $3,500, can elect to defer the distribution of funds to December 31 of the year they attain age 65.

     Forfeitures serve to reduce future contributions of the Company. During 1996, forfeitures totaled $967. A participant who is terminated and subsequently rehired by the Company within five years has the option of repaying to the Plan, within two years of the reemployment date, cash in one lump sum equal to the full amount received from the Plan at termination. If such repayment is made, the Company will restore to the participant's account the amounts previously forfeited.

     A participant who retires or becomes disabled, and has a balance of at least $3,500, can elect to defer the distribution of funds credited to the participant in the Plan until April of the year following the year in which the participant attains age 70-1/2 or, in the event of death, the beneficiary can elect to defer distribution for a period of 60 months from date of death.

     Withdrawal of Company contributions is subject to suspension of Company contributions for the greater of three months or the time period during which the employee does not make contributions. Hardship withdrawals are subject to one year suspension of employee contributions. Suspension does not occur if the withdrawal is limited to after-tax contributions and the related earnings thereon.

     The Plan's loan provisions allow a participant to borrow up to 50% of the value of their vested account balances; however, in no event within the previous 12 month period can the participant's aggregate loan balance exceed $50,000. All loans are collateralized by the

              SCHULLER INTERNATIONAL HOURLY EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                            ----------------------

6.   Withdrawals and Forfeitures and Loans, continued:
     --------------------------------------

     participant's account balances and bear interest at one percent over the prime rate as of the last day of the prior month.

7.   Tax Status:
     -----------

     The Plan is designed to constitute a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore considered to be exempt from federal income tax under provisions of Section 501(a). An application was filed with the Internal Revenue Service on December 28, 1992 for a determination as to whether the Plan meets the qualification requirements of Section 401(a) of the Internal Revenue Code of 1986. On August 24, 1993, the Company received a favorable tax qualification determination letter, retroactive to January 1, 1989, from the Internal Revenue Service. The Plan has been amended since that date; however, the Company believes that the Plan remains in accordance with the applicable requirements under the Internal Revenue Code of 1986. Participants in the Plan will not be taxed on pre-tax contributions, rollover contributions, Company contributions to the Plan on their behalf or on earnings credited to their account until such contributions and earnings are distributed or otherwise made available to them.

8.   Termination of the Plan:
     ------------------------

     It is the intent of the Company to continue the Plan; however, in the event that the Plan is terminated by the Company, accounts would automatically be fully vested. The assets of the Plan would be distributed to the participants based on their account balances. In addition, any previously forfeited amounts which had not been applied to reduce Company contributions would be credited ratably to the accounts of the participants remaining in the Plan at the time of such termination.

9.   Administrative Expenses:
     ------------------------

     The Company paid approximately $16,000 in 1996 of administrative expenses to the Plan's trustee on behalf of the Plan, which is not included in the financial statements.

              SCHULLER INTERNATIONAL HOURLY EMPLOYEES THRIFT PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1996


                                 Description of Investment Including
Identity of Issue, Borrower,     Maturity Date, Rate of Interest,
  Lessor, or Similar Party       Collateral, Par or Maturity Date            Share Balance       Cost        Current Value
  ------------------------       --------------------------------            -------------       ----        -------------

Retirement Government
  Money Market                   Money market fund                             1,845,612      $ 1,845,612    $ 1,845,612

Asset Manager                    Mutual fund of domestic and foreign stocks,     130,531        1,989,101      2,149,838
                                 bonds, and short-term instruments

Disciplined Equity Fund          Domestic common stocks mutual fund               95,073        1,905,090      2,095,402

Value Fund                       Common stock mutual fund of companies            24,688        1,185,851      1,272,428
                                 considered undervalued or having growth
                                 potential

Magellan Fund                    Common stock and convertible securities          54,170        4,056,757      4,368,788
                                 mutual fund

OTC Portfolio                    Mutual fund of securities of companies           30,583          894,115      1,000,382
                                 mainly traded in the over-the-counter market

International Growth             Foreign equity and debt securities               42,786          767,847        836,469
  and Income Fund                mutual fund

Short-Term Bond Fund             Income mutual fund                              121,996        1,075,534      1,063,806

Loans to Plan members            Participant loans (1)                                          1,105,376      1,105,376
                                                                                              -----------    -----------

                                                                                              $14,825,283    $15,738,101
                                                                                              ===========    ===========

(1) Loans to Plan members bear interest ranging from 7% to 10% and mature January 1997 through December 2001.

              SCHULLER INTERNATIONAL HOURLY EMPLOYEES THRIFT PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                               December 31, 1996





 Identity of Fund                Description of Asset       Total Purchases    Total Sales
 ----------------                --------------------       ---------------    -----------

Retirement Government
  Money Market                   Money market fund             $1,735,875       $  951,736

Managed Income Portfolio         Mutual fund of contract       $  234,217       $1,178,666
                                 with investment and
                                 insurance companies

Asset Manager                    Asset allocation mutual       $  854,283       $  342,772
                                 fund

Disciplined Equity Fund          Domestic common stocks        $  821,959       $  379,955
                                 mutual fund

Value Fund                       Long-term capital             $  963,949       $  575,973
                                 growth mutual fund

Magellan Fund                    Growth common stock           $2,058,638       $  858,580
                                 fund

OTC Portfolio                    Small-capital growth          $  958,640       $  537,761
                                 company mutual fund


Short-Term Bond Fund             Income mutual fund            $1,382,851       $  303,772



                                                         Current Value
                                                        at Transaction
 Identity of Fund                    Cost of Asset          Date         Net Gain (Loss)
 ----------------                    -------------      --------------   ---------------

Retirement Government
  Money Market                        $  951,736          $  951,736

Managed Income Portfolio              $1,178,666          $1,178,666



Asset Manager                         $  317,767          $  342,772          $25,005


Disciplined Equity Fund               $  354,025          $  379,955          $25,930


Value Fund                            $  531,965          $  575,973          $44,008


Magellan Fund                         $  835,934          $  858,580          $22,646


OTC Portfolio                         $  524,630          $  537,761          $13,131



Short-Term Bond Fund                  $  307,317          $  303,772          $(3,545)



         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



June 25, 1997                       SCHULLER INTERNATIONAL HOURLY
                                    EMPLOYEES THRIFT PLAN



                                    By:    /s/  Ann J. Henley
                                        ---------------------------------
                                                Ann J. Henley
                                                Director, Benefits